FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 20, 2003

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated May 20, 2003.

NEWS

COMPANY CONTACT:	Hilel Kremer, CFO 972-8-914-5559 972-8-921-8918 hilelk@nur.com www.nur.com

PORTFOLIO PR CONTACTS:	Paul Holm/Leon Zalmanov 212-736-9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

NUR MACROPRINTERS TO ACQUIRE REMAINING SHARES OF NUR
PRO ENGINEERING AND CONSOLIDATE MANUFACTURING
FACILITIES

Move Expected to Reduce Costs, Increase Margins and Provide Flexibility

Company Also Reports Realigned Management Team

LOD, Israel; May 20, 2003- NUR Macroprinters Ltd. (NASDAQ: NURM), a leading manufacturer of wide-format inkjet production printing systems and consumables for the out-of-home advertising market, today announced that it has signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering Ltd. from Ogen Dialogix Ltd., an Israeli private company, and plans to consolidate its machinery manufacturing facilities in Rosh Ha’Ayin, Israel.

Under the terms of the agreement, the transfer of the shares will be effective as of March 31, 2004. NUR Macroprinters will acquire Ogen Dialogix’s shares in NUR Pro for $850,000. Upon completion of the transaction, NUR Pro Engineering will become a wholly owned subsidiary of the Company.

Effective immediately, the Company will begin consolidating its global machinery manufacturing operations of Salsa Digital Printers Ltd. (also known as NUR Engineering USA) in San Antonio, Texas with those of NUR Pro Engineering, into a single large manufacturing facility in Rosh Ha’Ayin. NUR currently manufactures and assembles the NUR Fresco printers through NUR Pro Engineering and the Salsa line of printers through NUR Engineering USA.

David Amir, President and Chief Executive Officer of NUR Macroprinters Ltd, commented on the NUR Pro Engineering deal, ” We believe that the NUR Pro Engineering transaction and the subsequent consolidation will generate savings by removing the administrative redundancies of two centers, reducing overhead costs, and allowing us greater real-time production flexibility. We are excited by the prospects for improving our efficiencies and margins by taking this step.”

The Company also announced a realignment of certain key management positions. Nachum Korman, Managing Director of NUR Europe, will become President of NUR America, and Marco Baio will be appointed Managing Director of NUR Europe. Prior to joining NUR Macroprinters, Mr. Baio served in senior management positions with Scitex, including: Managing Director of Scitex Italy and Managing Director of Scitex Germany. Most recently, Mr. Baio served as President of Objet Geometries Europe. As a result, the executive positions of Vice President of Sales, held by Alon Avnon, and Vice President of Marketing, held by Ron Michael, will be phased out.

Mr. Amir continued, “The executive management realignment represents a strategic shift toward greater decentralization. Nachman Korman has been an outstanding Managing Director at NUR Europe and we believe he will provide strong leadership and direction to NUR America. Marco Baio, has gained proven experience in business development in his position as president of Objet Geometries Europe and we expect him to maintain and build on Nachman Korman’s strong performance in Europe. We want to thank Alon Avnon and Ron Michael for their important contributions to NUR. They each played major roles in the Company’s success and in its stabilization in the face of tough challenges.”

About NUR Macroprinters
NUR Macroprinters (Nasdaq: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace.

More information about NUR Macroprinters is available at www.nur.com.
Safe Harbor
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the private securities litigation reform act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003	NUR MACROPRINTERS LTD. By: /s/ David Amir —————————————— David Amir Chief Executive Officer